FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 22, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Flóra Rajki, Matáv IR
+36 1 457 6036
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

MATÁV SUBMITS BID FOR TELEKOM CRNE GORE

BUDAPEST – December 22, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider today announced that following an in-depth due diligence process, it has submitted a binding offer in a public tender process for the sale of shares of Telekom Crne Gore (Telekom CG) to the Agency of Montenegro for Economic Restructuring and Foreign Investments.

The Telekom CG Group consists of Telekom CG and its three subsidiaries, Monet GSM, Internet CG and Montenegro Card. According to information published by the company, Telekom CG, Montenegro’s incumbent fixed-line operator, provides fixed-line services to around 191,000 customers. The company generated standalone revenues of 72.1 million euros with an EBITDA of 22.8 million euros in 2003. The 100 percent owned Monet GSM is the country’s second largest mobile operator with around 190,000 users and a 43 percent market share at the end of 2003. The 85 percent owned Internet CG is the country’s dominant ISP with over 70,000 dial-up users and a 90 percent share of the market. TCG also owns 51 percent of Montenegro Card, a provider of public payphone services with a 60 percent market share.

Matáv has a proven track record in executing accretive acquisitions and its intention to acquire the shares of Telekom CG is in line with the strategic priority of seeking growth opportunities through value creating acquisitions. Telekom CG meets the selection criteria defined as part of the company’s acquisition strategy.

In line with the tender rules and Matáv’s non-disclosure agreement, detailed information on the company as well as the price offered are confidential and will only be disclosed upon the Montenegrin government’s final decision.

Further information regarding Telekom CG and its subsidiaries and the telecommunications market of Montenegro can be found on the websites of the Telekom CG Group and the national regulatory authority:

http://www.telekomcg.com/english.asp

http://www.monetcg.com/english/

http://www.cg.yu/eng/

http://www.agentel.cg.yu/english/index.htm

This investor release contains forward-looking statements for Matáv and only publicly available information on TCG. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: December 22, 2004